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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

March 28, 2018

Re:	Auris Medical Holding AG Registration Statement on Form F-1 Filed February 9, 2018 File No. 333-222967

Ms. Suzanne Hayes

Mr. Jeffrey Gabor

Division of Corporation Finance

Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Hayes and Mr. Gabor:

On behalf of our client, Auris Medical Holding AG, a company established in Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated February 16, 2018 (the “Comment Letter”). The Company advises the Staff that as result of its internal reorganization effected through a merger of the Company’s predecessor into the Company, which at the time was the predecessor’s wholly-owned subsidiary, in order to effectuate a reverse stock split to regain compliance with the Nasdaq Capital Market’s minimum bid price requirement, it has filed a new Registration Statement on Form F-1 (the “New Registration Statement”) to replace the Registration Statement. The New Registration Statement contains certain additional updates and revisions made in response to the comments set forth in the Comment Letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

2	March 28, 2018

Form F-1 Filed February 9, 2018

Incorporation of Certain Information by Reference, page 55

1.	We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend the registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2017.

Response:	The Company acknowledges the Staff’s comment. The Company advises the Staff that it filed its annual report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) on March 22, 2018. The New Registration Statement incorporates the Annual Report by reference.

General

2.	Please include updated compensation regarding your directors and executive officers for the last full fiscal year. Please refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

Response:	In response to the Staff’s comment, the Company advises the Staff that the Annual Report, which has been incorporated by reference into the New Registration Statement, includes updated disclosure regarding the compensation of the Company’s directors and executive officers on pages 87 and 88 of the Annual Report.

Should any questions arise, please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:

Thomas Meyer, Chairman and Chief Executive Officer of the Company

Raoul Dias, Senior Legal Counsel & Corporate Secretary of the Company